UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the five months ended December 31, 2006

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______

Commission File No. 1-32876

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Wyndham Worldwide Corporation
Employee Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wyndham Worldwide Corporation
Seven Sylvan Way
Parsippany, New Jersey 07054

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statement of Assets Available for Benefits as of December 31, 2006	2
Statement of Changes in Assets Available for Benefits for the period beginning August 1, 2006 (inception) to December 31, 2006	3
Notes to Financial Statements as of December 31, 2006 and for the period beginning August 1, 2006 (inception) to December 31, 2006	4
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at Year End) as of December 31, 2006	9
SIGNATURE	10
EXHIBIT:
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	11
EX-23.1: CONSENT OF DELOITTE & TOUCHE LLP

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Wyndham Worldwide Corporation Employee Savings Plan:

We have audited the accompanying statement of assets available for benefits of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in assets available for benefits for the period beginning August 1, 2006 (inception) to December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006, and the changes in assets available for benefits for the period beginning August 1, 2006 (inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 29, 2007

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006
_ _

2006

ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$58,742
Mutual funds	175,291,493
Common/collective trusts	71,835,192
Common stock	7,696,961
Participant loans	11,432,176

Total investments	266,314,564

Employer contribution receivable	1,358,635
Employee contribution receivable	2,432,995

Total receivables	3,791,630

Accrued investment income	4,357

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	270,110,551
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	606,874

ASSETS AVAILABLE FOR BENEFITS	$270,717,425

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE
PERIOD BEGINNING AUGUST 1, 2006 (INCEPTION) TO DECEMBER 31, 2006
_ _

2006

ADDITIONS:
Contributions:
Employee contributions	$16,538,685
Employer contributions	9,534,250

Total contributions	26,072,935

Transfers into the Plan	222,480,556
Net investment income:
Net appreciation in fair value of investments	20,397,400
Dividends	7,783,064
Interest	261,702

Net investment income	28,442,166

DEDUCTIONS:
Benefits paid to participants	6,278,232

INCREASE IN ASSETS	270,717,425
ASSETS AVAILABLE FOR BENEFITS:
AUGUST 1, 2006 — Inception	—

DECEMBER 31, 2006 — End of year	$270,717,425

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND FOR THE PERIOD BEGINNING AUGUST 1, 2006 (INCEPTION)
TO DECEMBER 31, 2006
_ _

1.	DESCRIPTION OF PLAN

The following description of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with Wyndham Worldwide Corporation’s (the “Company”) separation from Cendant Corporation (“Cendant”).

Merrill Lynch Trust Company, FSB (the “Trustee” or “Merrill Lynch”) is the Plan’s trustee. Wyndham Worldwide Corporation Employee Benefits Committee (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

On July 31, 2006, Cendant completed the spin-off of the Company and distributed one share of the Company’s common stock for every five shares of outstanding Cendant Corporation common stock held on July 21, 2006. Upon the separation and distribution of the Company to Cendant’s stockholders, employees of the Company commenced participation in the Plan. Accordingly, net assets associated with the account balances of employees of the Company totaling approximately $222.5 million were transferred from the Cendant Corporation Employee Savings Plan to the Plan.

The following is a summary of certain Plan provisions:

Eligibility — Excluding employees of Wyndham Hotel Management, Inc., each regular employee (as defined in the Plan document) of the Company is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Excluding employees of Wyndham Hotel Management, Inc., each part-time employee (as defined in the Plan document) of the Company is eligible to participate in the Plan following the later of one year of eligible service (as defined in the Plan document) or the attainment of age eighteen.

Contributions — Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 100% of the first 6% of base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 15 mutual funds, four common collective trusts and Wyndham Worldwide stock as investment options for participants.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. All employer contributions are 100% vested.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $1,000). The initial principal amount of the loan may not be less than $500. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — On termination of service, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts — As all employer matched amounts are 100% vested, the Plan does not have any forfeitures.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan contains investments in mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes would materially affect the amounts reported in the Plan’s financial statements.

Cash and Cash Equivalents — The Plan considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Administrative Expenses — Administrative expenses are paid by the Company, pursuant to the Plan document.

Payment of Benefits — Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were approximately $112,000 at December 31, 2006.

Valuation of Investments and Income Recognition — The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this common/collective trust fund is valued at fair market value of the underlying investments and then adjusted to contract value. The fair value recorded in the Plan’s financial statements for such fund was approximately $31.3 million at December 31, 2006. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawals or transfers of all or a portion of their investment at contract value. Loans to participants are valued at outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Assets Available for

Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2006, realized gains and losses on investments sold during the period beginning August 1, 2006 (inception) to December 31, 2006 and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Adoption of New Accounting Guidance — The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value is the total cost of the investment (amount paid at the time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest. This is also referred to as book value. As required by the FSP, the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP.

3.	FEDERAL INCOME TAX STATUS

The Plan and related trust are designed in accordance with applicable sections of the IRC. A determination letter request was sent in January 2007 and is pending with the Internal Revenue Service. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s assets available for benefits at fair value as of December 31, 2006:

	Number
	of Shares	Value

Davis New York Venture Fund	568,150	$22,129,458
DWS RREEF Real Estate Securities Fund	576,287	15,288,881
Harbor Small Cap Value Fund	798,872	17,127,821
ING International Value Fund	923,061	18,996,586
Merrill Lynch Equity Index Trust XII	856,520	14,286,752
Merrill Lynch Retirement Preservation Trust*	31,333,864	31,333,864
MFS Mass Investors Growth Stock Fund	1,591,100	22,068,557
Oppenheimer OFITC Emerging Markets Equity Fund II	757,175	18,338,773
Pimco Total Return Fund	2,483,761	25,781,439

      _ _

*  The contract value was approximately $31.9 million at December 31, 2006.

During the period beginning August 1, 2006 (inception) to December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

2006

Mutual funds	$11,400,142
Common/collective trusts	9,865,156
Common stock	(867,898)

Net appreciation in fair value of investments	$20,397,400

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

At December 31, 2006, the Plan held approximately 127,000, 40,000 and 91,000 shares of common stock of Wyndham Worldwide Corporation, Avis Budget Group, Inc. and Realogy Corporation, respectively, with a cost basis of approximately $3.2 million, $3.2 million and $1.5 million, respectively, and fair market value of approximately $4.1 million, $0.9 million and $2.8 million, respectively.

6.	PLAN TERMINATION

While it is the Company’s intention to continue the Plan in operation indefinitely, the right is, nevertheless, expressly reserved to terminate the Plan in whole or in part or discontinue contributions in the event of unforeseen conditions at any time and for any reason. Any such termination or discontinuance of contributions shall be effected only upon condition that such action is taken as shall render it impossible for any part of the corpus of the Fund or the income therefrom to be used for, or diverted to, purposes other than the exclusive benefit of the participants and their beneficiaries.

7.  RECONCILIATION TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to Form 5500 at December 31, 2006:

2006

Assets available for benefits per the financial statements	$270,717,425
Less: Amounts allocated to withdrawing participants	112,312
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	606,874

Assets available for benefits per Form 5500	$269,998,239

The following is a reconciliation of benefits paid to participants per the financial statements for the period beginning August 1, 2006 (inception) to December 31, 2006 to Form 5500:

2006

Benefits paid to participants per the financial statements	$6,278,232
Amounts allocated to withdrawing participants at December 31, 2006	112,312

Benefits paid to participants per Form 5500	$6,390,544

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

The following is a reconciliation of the increase in assets per the financial statements to Form 5500 for the period beginning August 1, 2006 (inception) to December 31, 2006:

2006

Increase in assets per the financial statements	$270,717,425
Less: Amounts allocated to withdrawing participants	112,312
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	606,874

Increase in assets per Form 5500	$269,998,239

Supplemental Schedule of Assets held at End of Year: Form 5500 instructions require reporting of Common/Collective Trusts at fair value on this schedule.

8.	SUBSEQUENT EVENTS

On June 19, 2007, the Company amended the plan document to require regular employees to complete one year of service to become eligible to participate in the Plan. This amendment is effective July 1, 2007.

*****

Wyndham Worldwide Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at Year End)
As of December 31, 2006

	(b)	(c)	Number of		(e)
	Identity of Issue, Borrower	Description of	Shares, Unit	(d)	Current
(a)	Current Lessor or Similar Party	Investment	or Par Value	Cost**	Value****

	Allianz CCM Capital Appreciation Fund	Mutual fund	137,030		$2,644,684
	Allianz OPCAP Renaissance	Mutual fund	568,464		12,023,023
	Davis New York Venture Fund	Mutual fund	568,150		22,129,458
	DWS RREEF Real Estate Securities Fund	Mutual fund	576,287		15,288,881
	Harbor Small Cap Value Fund	Mutual fund	798,872		17,127,821
	ING International Value Fund	Mutual fund	923,061		18,996,586
	Lord Abbett Bond Debenture Fund	Mutual fund	268,055		2,144,437
	MFS Mid Cap Growth Fund	Mutual fund	784,437		7,365,865
	MFS Mass Investors Growth Stock Fund	Mutual fund	1,591,100		22,068,557
	MFS Value Fund	Mutual fund	184,344		4,936,735
	The Oakmark Equity & Income Fund	Mutual fund	221,046		5,720,673
	Oppenheimer Capital Appreciation Fund	Mutual fund	156,788		7,431,764
	Oppenheimer Quest Balanced Fund	Mutual fund	444,714		8,373,966
	Pimco Total Return Fund	Mutual fund	2,483,761		25,781,439
	Vanguard Explorer Admiral	Mutual fund	46,845		3,257,604
	*Merrill Lynch Equity Index Trust XII	Common/collective trust	856,520		14,286,752
	*Merrill Lynch Retirement Preservation Trust	Common/collective trust	31,333,864		31,333,864
	Oppenheimer OFITC Emerging Markets Equity Fund II	Common/collective trust	757,175		18,338,773
	Oppenheimer OFITC International Growth Fund II	Common/collective trust	547,691		7,875,803
	*Wyndham Worldwide Corporation	Common stock	126,819		4,060,738
	*Avis Budget Group, Inc.	Common stock	40,417		876,653
	*Realogy Corporation	Common stock	91,015		2,759,570
	*Various participants	Loans to participants***			11,432,176
	Cash and cash equivalents				58,742

	Total				$266,314,564

*	Party-in-interest
**	Cost information is not required for participant-directed investments.
***	Maturity dates range from 1/1/07 to 3/24/26. Interest rates range from 5.00% to 11.50%.
****	Form 5500 instructions require reporting of Common/Collective Trusts at fair value on this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Worldwide Corporation Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Worldwide Corporation Employee Savings Plan

By:	/s/ Mary Falvey
Mary Falvey
Executive Vice President,
Chief Human Resources Officer
Wyndham Worldwide Corporation

Date:  June 29, 2007